UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

[redacted]

08027590

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARKS BAUGHAN SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE TOWER BRIDGE, SUITE 275
(No. and Street)

CONSHOHOCKEN (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL B. PINA (CFO AND FinOP) 610-572-1012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA CARR & O'CONNOR, LLP
(Name – *if individual, state last, first, middle name*)

1500 LANCASTER AVENUE (Address) PAOLI (City) PA (State) 19301 (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES MARKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARKS BAUGHAN SECURITIES LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
LISA JARVIS
Notary Public
W CONSHOHOCKEN BOROUGH, MONTGOMERY COUNTY
My Commission Expires Mar 4, 2009

Signature

PRESIDENT

Title

2/27/08

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. not applicable
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. not applicable
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. not applicable
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 not applicable
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. not applicable
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. not applicable
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. not applicable

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2007 and 2006

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

We have audited the accompanying statements of financial condition of Marks Baughan Securities, LLC (formerly Marks Baughan & Co., LLC) as of December 31, 2007 and 2006, and the related statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Baughan Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 21, 2008

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)
Statements of Financial Condition
December 31, 2007 and 2006

Assets	2007	2006
Cash	$832,636	$604,042
Accounts receivable	47,405	250,185
Property and equipment, net	96,851	41,707
Prepaid expenses	7,474	19,071
Total assets	$984,366	$915,005
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$191,709	$155,249
Related party payable	11,713	6,283
Capital lease obligation	-0-	442
Deferred revenue	43,333	34,167
Total liabilities	246,755	196,141
Members' equity	737,611	718,864
Total liabilities and members' equity	$984,366	$915,005

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)
Statements of Income
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Fee revenues	$4,460,833	$2,894,166
Other income	35,000	-0-
Interest income	73,164	31,778
Total revenues	4,568,997	2,925,944
Expenses:		
Salaries, benefits and guaranteed payments	3,992,801	2,530,899
Other expenses	380,509	239,250
Occupancy and equipment	154,434	129,145
Communications and data processing	22,451	21,122
Interest expense	55	443
Total expenses	4,550,250	2,920,859
Net income	$ 18,747	$ 5,085

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)
Statements of Members' Equity
For the Years Ended December 31, 2007 and 2006

Balance - December 31, 2005	$713,779
Net income	5,085
Balance - December 31, 2006	718,864
Net income	18,747
Balance - December 31, 2007	$737,611

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 18,747	$ 5,085
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	29,119	24,729
Bad debt expense	14,509	-0-
(Increase) decrease in:		
Accounts receivable	188,271	(171,777)
Prepaid expenses	11,597	(12,160)
Increase (decrease) in:		
Accounts payable and accrued expenses	36,460	(42,773)
Related party payable	5,430	(2,864)
Deferred revenue	9,166	(22,291)
Net cash provided (used) by operating activities	313,299	(222,051)
Cash flows from investing activities:		
Purchase of property and equipment	(84,263)	(8,502)
Net cash used by investing activities	(84,263)	(8,502)
Cash flows from financing activities:		
Payments on capital lease obligation	(442)	(4,966)
Net cash used by financing activities	(442)	(4,966)
Net increase (decrease) in cash	228,594	(235,519)
Cash - beginning of year	604,042	839,561
Cash - end of year	$832,636	$ 604,042

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)
Notes to Financial Statements
December 31, 2007 and 2006

(1) NATURE OF OPERATIONS

Marks Baughan Securities, LLC (the Company) was organized as Marks Baughan & Co., LLC on March 9, 2004 and changed its name on May 10, 2007. The Company provides merger and acquisition and related advisory services, as well as private placement services to companies nationwide with a focus on the Philadelphia and mid-Atlantic region. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and prior to the creation of this new organization was a member in the National Association of Securities Dealers (NASD).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectibility of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Fee revenue consists of merger and acquisition advisory fees, which are recognized once the transaction has been completed and the income is reasonably determinable, and retainers, which are recognized as earned over the term of the agreement.

Depreciation

Depreciation is provided on a straight-line basis over the assets estimated useful lives ranging from two to seven years. Depreciation expense for the years ended December 31, 2007 and 2006 was $29,119 and $24,729, respectively.

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income taxes purposes. Earnings and losses are included in the members' personal income tax returns.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Guaranteed payments to members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income.

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2007	2006
Computer equipment	$ 82,401	$ 48,578
Software	18,875	18,875
Furniture and fixtures	52,859	2,419
Website	6,575	6,575
	160,710	76,447
Less: accumulated depreciation	(63,859)	(34,740)
	$ 96,851	$ 41,707

(4) COMMITMENTS AND CONTINGENCIES

Capital lease obligation

The Company leased computer equipment under a capital lease which expired in January 2007. The assets and liability under the lease were recorded at the present value of the minimum lease payments. The assets were amortized over the lease terms. Amortization of the assets is included in depreciation expense.

The following is a summary of property held under the capital lease at December 31, 2006:

Computer equipment	$ 10,456
Less: accumulated depreciation	(10,083)
	$ 373

The Company has not entered into any new capital lease agreements.

(4) COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating leases

The Company subleases office space from an entity related through common ownership and management under an agreement expiring on March 31, 2013. The agreement requires the Company to pay a percentage of the rent, operating expenses, real estate taxes and other fees paid by the related party under its lease agreement. The Company also has two automobile leases which expire in 2008 and 2009.

At December 31, 2007, future minimum lease payments (including those accrued in the amount of $11,713 at December 31, 2007) under the operating leases are as follows:

2008	$136,249
2009	123,379
2010	119,487
2011	121,484
2012	123,481
Thereafter	83,208
	$707,288

Rent expense, including operating expenses, real estate taxes and other fees, under the sublease for the years ended December 31, 2007 and 2006 was $94,050 and $77,765, respectively. At December 31, 2007 and 2006, the Company had $11,713 and $3,468, respectively, due to the related party relating to the sublease.

Lease expense for the automobiles was $27,844 and $23,375 for 2007 and 2006, respectively.

(5) RELATED PARTY TRANSACTIONS

Expense sharing

During the years ended December 31, 2007 and 2006, the Company reimbursed an entity related through common ownership and management for the Company's allocated share of certain operating expenses paid by this entity. At December 31, 2007 and 2006, the Company had $-0- and $2,815, respectively, due to the related party for expenses that were not yet reimbursed.

Operating lease

As disclosed in Note 4, the Company subleases office space from an entity related through common ownership and management.

(5) RELATED PARTY TRANSACTIONS (CONTINUED)

Other

There is another entity related through common ownership and management from which theCompany was due $2,597 at December 31, 2007.

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, no member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $585,881 which was $569,431 in excess of its minimum required net capital of $16,450. The Company's ratio of aggregate indebtedness to net capital was .42 to 1 as of December 31, 2007.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 12 and 13 are not applicable.

(8) SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006
Cash paid for interest	$55	$443

(9) EMPLOYEE BENEFIT PLANS

401(k) plan

The Company has a 401(k) plan for all of its employees. The plan allows an annual discretionary Company match contribution, as well as an annual discretionary profit sharing contribution to the plan. The match contribution for 2007 and 2006 was 50% of the participant's contribution up to 6% of eligible compensation. For the years ended December 31, 2007 and 2006, the Company contributed $35,923 and $33,162, respectively, in matching contributions, and $94,539 and $89,703, respectively, in profit sharing contributions to the plan.

Non-qualified deferred compensation plan

In 2005, the Company adopted a non-qualified deferred compensation plan for a select group of management and employees. At December 31, 2007, the deferred compensation contingent commitment is as follows:

Payable December 1, 2008	$ 83,189
Payable December 1, 2009	45,524
	$128,713

The amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the years ended December 31, 2007 and 2006, expense of $121,281 and $83,616, respectively, was incurred under this plan.

(10) CONCENTRATIONS

The Company maintains cash at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the uninsured balances were $1,732,775.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

Net capital:	
Members' equity	$737,611
Less - members' equity not allowable for net capital	-0-
Members' equity qualified for net capital	737,611
Less - non-allowable assets:	
Unsecured receivables	47,405
Property and equipment	96,851
Prepaid expenses	7,474
Total non-allowable assets	151,730
Net capital	$585,881
Aggregate indebtedness:	
Accounts payable and accrued expenses	$191,709
Related party payable	11,713
Deferred revenue	43,333
Total aggregate indebtedness	$246,755
Computation of basic net capital requirement:	
Net capital requirement	$ 16,450
Net capital	585,881
Excess of net capital	$569,431
Excess of net capital at 1000%	$561,205
Ratio of aggregate indebtedness to net capital	.42 to 1

Schedule II

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Schedule III

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

MARKS BAUGHAN SECURITIES, LLC
(formerly Marks Baughan & Co., LLC)
Notes to Supplemental Schedules
December 31, 2007

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2007 FOCUS Part IIA filing.

Not Applicable: there are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2007 FOCUS Part IIA filing.

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of Marks Baughan Securities, LLC (formerly Marks Baughan & Co., LLC) (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone: 610-296-4200 Fax: 610-296-3659 Email: solutions@scocpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

SIANA CARR & O'CONNOR, LLP

This report is intended solely for the information and use of the directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 21, 2008

END